UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

This report of Petróleos Mexicanos on Form 6-K consists of the following documents:

•	Press Release N° 177, related to the appointment of Mr. Juan José Suárez Coppel as Director General of Petróleos Mexicanos;
•	Speech given by Mr. Felipe Calderón, President of Mexico, as he appointed Mr. Suárez Coppel as Director General of Petróleos Mexicanos; and
•	Speech given by Mr. Suárez Coppel as he received the appointment.

PRESS RELEASE N° 177

On September 7, 2009, Mr. Felipe Calderón, President of Mexico, appointed Mr. Juan José Suárez Coppel as Director General of Petróleos Mexicanos, replacing Mr. Jesús Reyes Heroles.

Mr. Suárez Coppel holds a doctoral degree in Economics from the University of Chicago and has held various jobs in the public and private sectors.

He also holds a B.A. degree in Economics from the Instituto Tecnológico Autónomo de México (ITAM), where he studied from 1977 to 1982, thereafter obtaining a Master’s degree in Economics from the University of Chicago.

In the public sector, Mr. Suárez Coppel has served as Chief of Staff of the Secretary of Finance and Public Credit, and as Chief Financial Officer for Pemex. In the private sector, he has served as Vice-President of Finance at Grupo Modelo, and as Assistant Director of Derivatives at Banamex.

He has also been a professor of economics at ITAM, at the Universidad Autónoma de Barcelona and at Brown University in the United States of America.

Speech given by Mr. Felipe Calderón, President of Mexico, as he appointed Mr. Suárez Coppel as Director General of Petróleos Mexicanos

Finally, I have also decided today to accept the resignation of Mr. Jesús Reyes Heroles from his position as Director General of Petróleos Mexicanos.

I would like to thank Mr. Reyes Heroles for his important work as director of our national oil company during the first three years of my government. His professionalism and great sense of responsibility were crucial in our attaining a historic energy reform for Petróleos Mexicanos; one of the most important reforms in decades in the oil and gas sector.

The approval of the reform allows us to provide Pemex with better corporate schemes and to place the company en route toward again becoming one of the most important oil companies in the world.

The performance of Mr. Reyes Heroles has also been fundamental in the task of improving the reserve replacement rate; he also did a great job at moving forward the construction of a new refinery in the state of Hidalgo that will allow us to reduce our dependency on gasoline imports.

I wish Mr. Reyes Heroles success in his future career endeavors, which will surely be successful, and news of which you will have very soon.

In his place, I would like to appoint Juan José Suárez Coppel as Director General of Pemex. With a Doctorate in Economics from the University of Chicago, he has served in various important positions in the public arena, as well as in the private and academic sectors.

In the public sector, he has served as Chief of Staff of the Secretary of Finance and Public Credit. He has also been Chief Financial Officer (CFO) of Pemex, which gave him great knowledge about the company. It can therefore be said that Mr. Suárez Coppel is already familiar with the strengths and weaknesses of Pemex.

In the private sector, he has been Assistant Director of Derivatives at Banamex and Vice-President of Finance at Grupo Modelo, a position that he occupied until a few weeks ago. He has also been a professor of economics at the Universidad Autónoma de Barcelona, at Brown University in the United States of America and at the Instituto Tecnológico Autónomo de Mexico (ITAM), an institution from which he graduated.

I am sure that Mr. Suárez Coppel has the necessary credentials and experience to perform admirably this new mandate. I now instruct him, as the new Director General of Pemex, to ensure the company’s solidarity as an institution for all Mexican citizens.

Crucial to his job is the task of preserving and increasing the nation’s wealth of hydrocarbons; and he should especially accelerate the efforts of exploration and exploitation of new oil and gas fields, with the aim of not only enhancing the reserve replacement rate, but increasing the production of hydrocarbons as well.

Among his main responsibilities is guaranteeing the faithful compliance with the approved reform of Pemex and a deep transformation of the institution from its roots, with the aim of strengthening and adapting the company to meet the needs of Mexican citizens and of a new era. He should emphasize the improvement of Pemex´s management and intensely fight any act of corruption or inefficiency.

In summary, his obligation is to do everything possible to permit Mexico to retake its rightful place as a global oil and gas power.

I deeply thank my colleagues for having been part of this first stage of this Federal Government, which comes to its end, precisely, at the first half of this six-year period.

As for those who now assume new responsibilities in the public sector, they should know that the demand from the citizens, from the taxpayers, from all Mexicans, is that their work be upright, efficient and to the benefit of Mexico.

Speech given by Mr. Juan José Suárez Coppel, as he received the appointment

Good Afternoon.

First, I want to thank President Felipe Calderón Hinojosa for the distinction with which he has honored me by appointing me as Director General of Petróleos Mexicanos, the leading company in the country and one of the largest in Latin America.

I take this responsibility with a realistic view of the difficult situation that the company is currently experiencing. Today, PEMEX not only faces a lack of resources to invest and operate, but above all it is dealing with internal problems, and poor operational and execution capacity.

Currently, PEMEX is lagging behind in terms of a wide range of efficiency indicators as compared to other oil companies. A reflection of this has been that, although in recent years significant amounts have been invested in exploration, exploitation and refining, the results have been far from satisfactory.

Recently, the Congress approved a reform aimed at modernizing PEMEX and improving its operational flexibility, critical elements to solving the problems of the company.

One of our priorities will be to implement and execute the various changes that are part of this reform. If, in the future, the scope of these changes is not enough for PEMEX to carry Mexico to its rightful place as an energy power, we must identify additional changes that are needed and justify those needs to all stakeholders; in particular, to the real owners of the company, all Mexican citizens.

In order to find realistic solutions to the problems of PEMEX, it is essential to have the support of all stakeholders in the various processes that affect the company. Among others, I am referring to the new Board, the Petroleum Workers’ Union, contractors and suppliers of the company, the Federal Government agencies, regulators, states, municipalities and communities where PEMEX operates, and to the Congress.

There is no doubt that the most important responsibility should fall to the Administration of the company, including non-union workers. And in that spirit, I take the responsibility entrusted to me today.

My goal, at all times, will be to preserve and enhance the assets of the company. Oil belongs to all Mexican citizens, and PEMEX is entrusted with its exploitation. Therefore, any proposed change must be considered from the perspective of whether or not, and to what extent, that it preserves and enhances this heritage.

I am convinced that we can achieve our goal of modernizing PEMEX, and that we have in our hands the key factor: a skilled and committed workforce, as well as contractors and suppliers with a broad knowledge of industry needs. Our success in meeting these goals is a priority for the Executive, for the Congress and for all Mexicans.

Thank you very much.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Antonio López Velarde
Antonio López Velarde
Deputy Manager of Capital Markets

Date: September 10, 2009

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.